Exhibit 99.1

Namibox Set to Launch World’s First AI-Powered Learning Glasses

SHANGHAI, Aug. 27, 2025 /PRNewswire/ -- Jinxin Technology Holding Company (the “Company”) (Nasdaq: NAMI), recently announced a deep collaboration with MICROLUMIN to co-develop the world’s first AI-powered learning glasses. By integrating artificial intelligence with wearable technology, the product aims to redefine the learning experience through cutting-edge innovation. It is scheduled to hit the market in the fourth quarter of 2025 and is expected to generate tens of millions of U.S. dollars in sales.

As a core brand under Jinxin Technology, Namibox has consistently placed user needs at the heart of its innovation efforts, exploring ways to deeply integrate technology into learning scenarios. Against the backdrop of rapidly advancing AI, AR, and digital human technologies, Namibox has continued to broaden its service offerings through its in-house developed digital education content engine. The introduction of AI-powered learning glasses represents yet another step in realizing its vision of “empowering learning through technology.”

Designed for multi-scenario learning and daily use, the AI learning glasses allow for efficient operation through voice commands and simple touch controls, offering truly hands-free functionality. The device incorporates features such as real-time photo capture, audio and video recording, multi-language translation, and intelligent Q&A. Equipped with a large AI model, it can analyze and extend content based on what the user sees and hears, delivering personalized learning support. Whether for language acquisition, classroom assistance, outdoor activities, or cultural exchange, the product adapts flexibly to diverse needs across age groups.

Industry analysts suggest that Namibox’s foray into smart learning hardware—following its earlier launch of parent-child learning screens—reflects not only a strategic product upgrade but also a forward-looking effort to build a boundless learning ecosystem. As AI continues to accelerate transformation in education, user-centric and technology-driven approaches have become key to maintaining competitiveness in the edtech sector.

With the product nearing its launch phase, Namibox is accelerating efforts in content partnerships and channel expansion. The release is expected to further solidify its leading position in the smart education industry and inject new momentum into the global digital education market.

About Jinxin Technology Holding Company

Headquartered in Shanghai, China, Jinxin Technology Holding Company is an innovative provider of digital content and interactive communication services. Through its flagship platform NamiBox, the Company delivers intelligent, engaging, and curriculum-aligned products powered by advanced AI, AR, and digital human technologies.

Jinxin Technology works closely with China’s leading textbook publishers and educational platforms, providing AI-generated digital content for primary and middle school students. Its distribution channels include:

NamiBox, the Company’s flagship learning app
Telecom and broadcast operators
Third-party educational devices

For more information, please visit the Company’s website at https://ir.namibox.com.

Safe Harbor Statements

This press release contains forward-looking statements as defined under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and assumptions, involve risks and uncertainties, and may differ materially from actual results. For further discussion of these risks and factors, please refer to the Company’s filings with the U.S. Securities and Exchange Commission.

For Investor and Media Inquiries, Please Contact:
Jinxin Technology Holding Company
Investor Relations Department
Email: ir@namibox.com